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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company

MATERIAL FACT

Embraer S.A. (“Embraer” or “Company”), in connection with the Material Facts released on July 30 and December 6, 2018, informs its shareholders and the Market that, on December 10, 2018, the provisional measure issued on the Class Action no. 5017611-59.2018.4.03.6100 in course before the 24th Federal Civil Court of São Paulo (“Class Action”) was revoked by the 2nd Panel of the Federal Court of Appeals of the 3rd Region.

The Company will keep its shareholders and the Market informed on any material developments related to the Class Action.

São José dos Campos, December 10, 2018.

     Nelson Salgado
Vice-President and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer